Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Social Capital Hedosophia Holdings Corp. V ("SCH") and Social Finance, Inc. ("SoFi"). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Business Combination, SCH filed a registration statement on Form S-4, as amended (the “Form S-4”), with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 includes a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus, that is both the proxy statement/prospectus which has been distributed to SCH’s shareholders in connection with SCH’s solicitation of proxies for the vote by SCH’s shareholders with respect to the proposed transaction as described in the Form S-4 as well as the prospectus relating to the offer of the securities to be issued to SCH's security holders in connection with SCH's proposed domestication as a Delaware corporation in connection with the Business Combination as described in the Form S-4. SCH also will file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the proposed transaction. SCH has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of April 29, 2021, the record date established for the extraordinary general meeting of stockholders relating to the Business Combination.

Investors and security holders may obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of January 7, 2021, as amended on March 16, 2021 (as it may be further amended, the “Merger Agreement”) by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Report on Form 10-K, as amended, the Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor SCH gives any assurance that either SoFi or SCH, or the combined company, will achieve its expectations.